1875 Lawrence Street, Suite 300 Denver, Colorado 80202-1805 Main (800) 955-9988 Fax (303) 534-5627

February 16, 2022

Via E-MAIL AND EDGAR

Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Comment/Response Letter for Post-Effective Amendment No. 64 to Shelton Funds (File Nos. 33-499 and 811-4417) (the “Registrant”).

Dear Ms. Lithotomos:

On behalf of the Registrant this letter provides responses to the most recent comments you provided to the prospectus and statement of additional information (“SAI”) contained in the registration statement of the Registrant on Form N-1A filed with the SEC on January 3, 2022 (Accession No. 0001387131-22-000028).

1.	Comment: On page 3 of the prospectus, in the first sentence under Fees and Expenses of the Fund, please change the words “you buy and hold shares” to “you buy, hold and sell shares”.

Response: The requested change will be made.

2.	Comment: On page 3 of the prospectus, please provide a completed Fees and Expenses table at least five days prior to effectiveness.

Response: The following updated Fees and Expenses table will be added to the prospectus:

A $10 account fee may be charged to accounts with a balance of less than $10,000

3.	Comment: To the extent that expenses related to Acquired Fund Fees and Expenses (fees and expenses incurred directly by the Fund as a result of investment in shares of one or more Acquired Funds) are expected to equal .01% or more of Fund expenses, please add an appropriate line item to the Fees and Expenses table.

Response: Acquired Fund Fees and Expenses are not expected to exceed .01% of Fund expenses.

4.	Comment: In the footnote to the Fees and Expenses table, please complete and confirm the dates through which any expense limitations will be in effect.

Response: The footnote will be revised to read:

Shelton has contractually agreed to reimburse expenses incurred by the Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 0.49%, 0.99%, and 0.38% for the Direct Class, Class K and Institutional Class shares, respectively, until March 4, 2023. This agreement may only be terminated with the approval of the Board of Trustees of the Fund. Shelton may be reimbursed for any foregone advisory fees or unreimbursed expenses within three fiscal years following a particular reduction or expense, but only to the extent the reimbursement does not cause the Fund to exceed applicable expense limits, and the effect of the reimbursement is measured after all ordinary operating expenses are calculated. Any such reimbursement is subject to the review and approval of the Fund’s Board of Trustees.

5.	Comment: On page 3 of the prospectus, please complete the Example of Expenses table and confirm that the examples will reflect any contractual expense limits only through the period of the contractual obligation. Please provide a completed Example of Expenses table at least five days prior to effectiveness.

Response: The following updated Example of Expenses table will be added to the prospectus, and the Registrant confirms the examples reflect the expense limitations only through March 5, 2023.

6.	Comment: Throughout the prospectus, please consistently capitalize the work “Index” to reflect its use as a defined term.

Response: The requested change will be made.

7.	Comment: On page 3 of the prospectus in the Principal Investment Strategies section, please add a reference to the fact that futures contracts are a form of derivatives.

Response: The fourth to the last sentence in the section will be revised to state:

“The Fund may invest in futures contracts, which are a type of derivative.”

8.	Comment: On page 4 of the prospectus under Principal Risks, we suggest adding a principal risk factor relating to the international holdings of the Fund consistent with the representation of non-U.S. issuers represented within the Nasdaq-100 Index. To the extent applicable, please also add a principal risk factor relating to the emerging markets holdings of the Fund.

Response: The following paragraph will be added immediately following Derivatives Risk:

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Non-U.S. Investment Risk. Securities of non-U.S. issuers (including ADRs and other securities that represent interests in a non-U.S. issuer’s securities) may be less liquid, more volatile, and harder to value than U.S. securities. Non-U.S. issuers may be subject to political, economic, or market instability or unfavorable government action in their local jurisdictions or economic sanctions or other restrictions imposed by U.S. or foreign regulators. There may be less information publicly available about non-U.S. issuers and their securities, and those issuers may be subject to lower levels of government regulation and oversight. Non-U.S. stock markets may decline due to conditions specific to an individual country, including unfavorable economic conditions relative to the United States. There may be increased risk of delayed transaction settlement or security certificate loss.

The Fund does not believe its current holdings warrant a separate emerging markets principal risk factor.

Further, the following paragraph will be added to page 7 of the prospectus immediately following Non-Diversification Risk:

Non-U.S. Investment Risk. Non-U.S. securities (including ADRs and other securities that represent interests in non-U.S. issuer’s securities) involve some special risks such as exposure to potentially adverse foreign political and economic developments; market instability; nationalization and exchange controls; potentially lower liquidity and higher volatility; possible problems arising from accounting, disclosure, settlement, and regulatory practices that differ from U.S. standards; foreign taxes that could reduce returns; higher transaction costs and foreign brokerage and custodian fees; inability to vote proxies, exercise shareholder or bondholder rights, pursue legal remedies, and obtain judgments with respect to foreign investments in foreign courts; possible insolvency of a sub-custodian or securities depository; and fluctuations in foreign exchange rates that decrease the investment’s value (although favorable changes can increase its value). Non-U.S. stock markets may decline due to conditions unique to an individual country or within a region, including unfavorable economic conditions relative to the United States or political and social instability or unrest. Non-U.S. investments may become subject to economic sanctions or other government restrictions by domestic or foreign regulators, which could negatively impact the value or liquidity of those investments. There may be increased risk of delayed settlement of portfolio transactions or loss of certificates of portfolio securities. Governments in certain foreign countries participate to a significant degree, through ownership or regulation, in their respective economies. Action by such a government could have a significant effect on the market price of securities issued in its country. These risks may be higher when investing in emerging market issuers. Certain of these risks also apply to securities of U.S. issuers with significant non-U.S. operations. Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region may adversely affect issuers in a different country or region.

9.	Comment: On page 4 of the prospectus under Principal Risks, we suggest adding a principal risk factor relating to Cybersecurity risk.

Response: The following paragraph will be added immediately preceding COVID-19 Risk:

Cybersecurity Risk. Cybersecurity incidents may allow an unauthorized party to gain access to Fund assets, customer data (including private shareholder information), or proprietary information, or cause the Fund, the Advisor, and/or other service providers (including custodians, sub-custodians, transfer agents and financial intermediaries) to suffer data breaches, data corruption or loss of operational functionality. In an extreme case, a shareholder’s ability to exchange or redeem Fund shares may be affected.

10.	Comment: On page 14 of the prospectus, please revise the disclosure under the heading Procedures to Limit Short-Term Trading in Fund Shares to reflect that it is the Board of Trustees, not the Fund, which has adopted the applicable policies and procedures.

Response: The first two paragraphs under this heading will be revised to read:

The Board of Trustees of the Fund has adopted, and the Fund has implemented, policies and procedures designed to discourage short-term trading (the “Short-Term Trading Program”). Although market-timing can take place in many forms, the Short-Term Trading Program generally defines a market-timing account as an account that habitually redeems or exchanges Fund shares in an effort to profit from short-term movements in the price of securities held by the Fund. The Short-Term Trading Program seeks to eliminate such purchases and takes steps believed to be reasonable to discourage such activity. The Short-Term Trading Program seeks to identify frequent trading by monitoring purchase and redemption activities in each Fund over certain periodic intervals and above certain dollar thresholds. The policies include communicating with relevant shareholders or financial intermediaries, and placing restrictions on share transactions, when deemed appropriate by the Fund. The Fund reserves the right to reject any purchase order. While the Short-Term Trading Program makes efforts to identify and restrict frequent trading that could impact the management of the Fund, the Fund receives purchase and sales orders through financial intermediaries and cannot always know or detect frequent trading that may be facilitated by the use of intermediaries or by the use of combined or omnibus accounts by those intermediaries. If a shareholder, in the opinion of the Fund, continues to attempt to use the Fund for market- timing strategies after being notified by the Fund or its agent, the account(s) of that shareholder may be closed to new purchases and exchange privileges may be suspended. Additionally, if any transaction is deemed to have the potential to adversely impact the Fund, the Fund has certain rights listed and detailed later in this prospectus.

The application of the Short-Term Trading Program involves judgments that are inherently subjective and involve some selectivity in their application. The Program, however, seeks to make judgments that are consistent with the interests of the Fund’s shareholders. No matter how the Fund defines excessive trading, other purchases and sales of Fund shares may have adverse effects on the management of the Fund’s portfolio and its performance. Additionally, due to the complexity and subjectivity involved in identifying excessive trading and the volume of Fund shareholder transactions, there can be no guarantee that the Short-Term Trading Program will be able to identify violations of the excessive trading policy or to reduce or eliminate all detrimental effects of excessive trading. The restrictions above may not apply to shares held in omnibus accounts for which the Fund does not receive sufficient transactional detail to enforce such restrictions.

11.	Comment: On page 10 of the SAI, please add the words “during the past 5 years” to the heading in the table Other Trusteeships Held by Director.

Response: The requested change will be made.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

Gregory T. Pusch

General Counsel (Shelton Capital Management)

& CCO (Shelton Funds and Shelton Capital Management)

Cc:  Peter H. Schwartz, Esq.

       Davis Graham & Stubbs LLP (Counsel to Shelton Funds)

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